Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PETROCHINA COMPANY

LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

GENERAL MANDATE TO ISSUE

SHARES

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE GENERAL MANDATE TO ISSUE SHARES, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 23 May 2012 at 9 a.m. is set out on pages 6 to 10 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

5 April 2012

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

INTRODUCTION	3

GENERAL MANDATE TO ISSUE SHARES	4

ANNUAL GENERAL MEETING	4

RECOMMENDATIONS	5

VOTES TO BE TAKEN BY POLL	5

NOTICE OF ANNUAL GENERAL MEETING	6

-i-

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held on 23 May 2012 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 6 to 10 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in RMB

“Board”	the board of Directors of the Company

“Company” or “the Company”	(PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the underlying ADS(s) representing H Share(s)

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	the lawful currency of the PRC

“Shareholder(s)”	holder(s) of Shares of the Company

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisory Committee”	The supervisory committee of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:

Jiang Jiemin (Chairman)	World Tower
Zhou Jiping (Vice Chairman)	16 Andelu
Li Xinhua	Dongcheng District
Liao Yongyuan	Beijing 100011
Wang Guoliang	PRC
Wang Dongjin
Yu Baocai	Office Address:
Ran Xinquan	9 Dongzhimen North Street
Street	Dongcheng District
Liu Hongru*	Beijing 100007
Franco Bernabè*	PRC
Li Yongwu*
Cui Junhui*
Chen Zhiwu*

*	Independent non-executive Directors

5 April 2012

To the Shareholders

Dear Sirs

GENERAL MANDATE TO ISSUE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed general mandate to issue shares, in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 18 May 2011, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and the relevant proposals and agreements in respect of selling shares or share options and conversion rights thereof, of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “Share Issue Mandate”). The Directors have no present intention to issue any new Shares pursuant to the Share Issue Mandate and the Company did not obtain any other special mandate to issue new Shares in the past 12 months except the existing general mandate. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new securities under the Share Issue Mandate.

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate. However, notwithstanding the Directors have been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations.

ANNUAL GENERAL MEETING

An AGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 23 May 2012 at 9 a.m. to approve, among other things, the proposed Share Issue Mandate by way of a special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 6 to 10 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 14 May 2012 (Monday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 23 April 2012 to 23 May 2012 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall, within five days from the Reply Date, inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe that the proposed Share Issue Mandate is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully, By order of the Board PetroChina Company Limited Jiang Jiemin Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2011

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2011 will be held at 9 a.m. on 23 May 2012 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2011;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2011;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2011;

4.	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2011 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation to the Board of Directors to determine the distribution of interim dividends for the year 2012; and

6.	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2012 and to authorise the Board of Directors to determine their remuneration.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

7.	To consider and, if thought fit, to pass the following special resolution:

THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to decide and deal with separate or concurrent issuance of domestic shares and overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or price range); the opening and closing time of such issue; the class and number of shares to be issued and allotted to existing shareholders of the Company; and/or to make or grant relevant proposals and agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares and overseas listed foreign shares issued and allotted or agree conditionally or unconditionally to be issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with paragraph (a) above shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

(c)	During the relevant period of this mandate, the Board of Directors may make or grant relevant proposals or agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above, after the expiry of the relevant period of this mandate.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period; or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(e)	The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the issuance and allotment, class and number of shares of the Company allotted and issued, as well as the new capital structure and the increased registered share capital of the Company after such issuance and allotment.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, regulations, rules or listing rules of the stock exchanges on which the shares of the Company are listed and the Articles of Association of the Company.

(g)	In order to facilitate the issuance of shares in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising three Directors as Jiang Jiemin, Zhou Jiping and Wang Guoliang and to authorise such committee to exercise all such power granted to the Board of Directors to execute and do or procure to be executed and to be done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares contingent on the passing of sub-paragraphs (a) to (f) of this resolution and within the relevant period of this mandate. Such power shall include but not limited to the following:

(i)	depending on the actual market conditions, such special committee of the Board of Directors is authorised to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance to such target, pricing mechanism and/or issue price (including price range), the opening and closing time of the issuance, the listing time, use of proceeds and others;

(ii)	engaging necessary professional agencies and signing relevant engagement agreements or contracts;

(iii)	signing the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the general mandate to issue shares on behalf of the Company;

(iv)	handling the issues on registration of share capital and change in registered share capital in a timely manner in accordance with the method, class and number of issued shares and the actual share capital structure of the Company at the completion of the share issuance;

(v)	applying for approval, registration, filing and other procedures in connection with the share issuance and listing of such shares from the relevant authorities on behalf of the Company;

(vi)	determining and paying up the listing fee and application fee;

(vii)	amending the Articles of Association of the Company from time to time according to the method, class and number of the issued shares and the actual capital structure of the Company at the completion of the share issuance and arranging necessary registration and filing process; and

NOTICE OF ANNUAL GENERAL MEETING

(viii)	all other procedures and issues as the special committee of the Board of Directors may consider necessary in connection with the share issuance.

The resolution of such special committee of the Board of Directors shall be approved by at least 2 members of the committee.

(h)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, and the listing rules of the stock exchange on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance within the scope of power granted by the shareholders to the Board of Directors at the annual general meeting.

By Order of the Board

PetroChina Company Limited

Li Hualin

Secretary to the Board

5 April 2012

Notes:

1.	Important: You should first review the annual report of the Company for the year 2011 before appointing a proxy. The annual report for the year 2011 will include the Report of the Board of Directors for the year 2011, the Report of the Supervisory Committee for the year 2011 and the Audited Financial Statements for the year 2011 for review by the shareholders of the Company (the “Shareholders”). The annual report for the year 2011 is expected to be despatched to Shareholders on or before 30 April 2012 to the addresses as shown in the register of members of the Company.

2.	The register of members of H Shares of the Company will be closed from Monday, 23 April 2012 to Wednesday, 23 May 2012 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 14 May 2012 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong

Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2011, which is expected to be despatched to the Shareholders on or before 30 April 2012.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

NOTICE OF ANNUAL GENERAL MEETING

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Wednesday, 2 May 2012 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District,

Beijing, PRC

Postal code: 100007

Contact person: Li Hualin

Tel: 86(10) 5998 6223

Fax: 86(10) 6209 9557

9.	As at the date of this notice, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON

WEDNESDAY, 23 MAY 20121

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3                                                                                                                                                                                                             of                                                                                                                                                                                                                     (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4                                                                                                                                        of                                                                                                                                                                                                                     as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Wednesday, 23 May 2012 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the Report of the Board of Directors of the Company for the year 2011.
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2011.
3	To consider and approve the Audited Financial Statements of the Company for the year 2011.
4	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2011 in the amount and in the manner recommended by the Board of Directors.
5	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2012.
6	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2012 and to authorise the Board of Directors to determine their remuneration.
7.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.

Date 2012	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2011, which is expected to be despatched to shareholders on or before 30 April 2012, before appointing the proxy. The annual report for the year 2011 will include the Report of the Board of Directors for the year 2011, the Report of the Supervisory Committee for the year 2011 and the Audited Financial Statements of the Company for the year 2011 for review by the shareholders.
2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.
3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
4.	If any proxy other than the Chairman of the Meeting is preferred, please delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, 183 Queen’s Road East, Hong Kong within the same period.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1                                                                                    (English name):                                                                                                   of                                                                                  (address as shown in the register of members) (telephone number(s)2:                                                               ) being the registered holder(s) of3                                     A Shares/H share(s)4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 23 May 2012 at 9 a.m.

Date:                     2012

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)	Please insert the number of shares registered under your name(s).

(4)	Please delete as appropriate.

(5)	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) on or before Wednesday, 2 May 2012 personally, by mail or by fax (fax number: (8610) 5998 6223).